UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period: August 2008                           File No. 0-53294

Animas Resources

(Name of Registrant)

410-325 Howe Street

Vancouver, British Columbia CANADA V6C 1Z7

(Address of principal executive offices)

1.

Interim Financial Statements for the period ended June 30, 2008

2.

Management Discussion and Analysis for the period ended June 30, 2008

3.

Certification of CEO

4.

Certification of CFO

Indicate by checkmark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX   FORM 40-F _____

Indicate by checkmark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____     No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Animas Resources

(Registrant

Dated: September 12, 2008

By:  /s/   Winnie Wong

Winnie Wong

Chief Financial Officer